August 28, 2024

Ariel Emanuel
Chief Executive Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

       Re: Endeavor Group Holdings, Inc.
           Schedule 13E-3 filed August 5, 2024
           File No. 005-92530
           Preliminary Information Statement on Schedule 14C filed August 5,
2024
           File No. 001-40373
Dear Ariel Emanuel:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary information statement, unless otherwise indicated.

Preliminary Information Statement and Schedule 13E-3 filed August 5, 2024
General

1. Please revise your filing to include a glossary of defined terms. In addition, please explain the meaning of each defined term used in the information statement in such a glossary or the first time that the defined term is used. For example, the defined term "Employer
       Group," which first appears on page 21, is not explained.
2.     Refer to the following disclosures:
           The last paragraph on page 71 that the summary of Centerview's financial analyses in connection with its written opinion "does not purport to be a complete description..."
           The last sentence preceding the bullets on page 77 that the summaries of Centerview's
 August 28, 2024
Page 2

           other presentations to the Special Committee "do not purport to be a complete description..."
             The first sentence on page 78 that the summary of Centerview's preliminary presentations and financial analyses "does not purport to be a complete description..."
             The first sentence on page 167 that the summary of appraisal rights under Delaware law "is not a complete summary..."

       Please revise to remove the implication that these and any other summaries presented in your filings are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, summaries must be complete in describing all material analyses or terms. You may direct investors to read exhibits or annexes for a more complete discussion.
3. Where an issuer elects to incorporate by reference the information required by Item
       1010(a) of Regulation M-A, all of the summarized financial information required by Item
       1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available
Telephone
       Interpretations" for guidance on complying with a similar instruction in the context of a tender offer. Please revise the information statement to include the information required by Item 1010(c) of Regulation M-A.
Item 7. Purposes, Alternatives, Reasons and Effects, page 10

4. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.
Item 16. Exhibits, page 16

5. Please refile the exhibits for which you are requesting confidential treatment to indicate, at the appropriate places in the exhibit, that the confidential information has been filed separately with the Commission and mark such exhibit to clearly indicate where information has been omitted. Refer to Exchange Act Rule 24b-2(b) and CF Disclosure
       Guidance: Topic No. 7 (December 19, 2019), available on the Commission's website.
What will I receive in the Mergers?, page 31

6. With a view towards disclosure, please tell us why the answer to this question does not address the Public Stockholder Consideration.
Cautionary Statement Concerning Forward-Looking Statements, page 36

7.     We note your reference to Section 27A of the Securities Act of 1933 and
Section 21E of
       the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-
       looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction. See Section 21E(b)(1)(E) of the
       Securities Exchange Act of 1934 and Question M.2 to the July 2001 Third Supplement to
       the Division of Corporation Finance   s Manual of Publicly Available
Telephone
       Interpretations. Please revise.
Directors, Executive Officers and Controlling Persons of the Company, page 41
 August 28, 2024
Page 3

8. Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(b) of Regulation M-A for each general partner of the limited partnerships listed and any other non-natural persons specified in General
       Instruction C to Schedule 13E-3. Please also revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003 for each of Wildcat EGH Holdco, L.P.; Wildcat OpCo Holdco, L.P.; Wildcat PubCo Merger
       Sub, Inc.; Wildcat OpCo Merger Sub, L.L.C.; and Wildcat Manager Merger
Sub,
       L.L.C., and for any other natural persons specified in General Instruction C to Schedule
       13E-3.
Background of the Mergers, page 47

9. With a view towards improved disclosure, please consider revising this section to clearly identify the members of each of the Company's Board of Directors and the Executive
       Committee.
10. Disclosure in the second paragraph on page 47 indicates that "...the Board formed the
       Executive Committee and delegated all of the power and authority of the board of directors of the Company (the "Board") to the Executive Committee..." (emphasis added). Please reconcile this statement with disclosure in the subsequent sentence that indicates that "...the Executive Committee exerts significant control
over the Company   s
       operations by acting as the governing body of the Company...with full authority to approve many actions customarily required to be approved by, or reserved for approval by, a board of directors..." (emphasis added). Please also confirm the "many actions"
       include the board's obligation to provide the statement described in
Item 1014(a) of
       Regulation M-A.
11. Refer to the following disclosure in the penultimate paragraph on page 48: "The remaining members of the Board were subsequently apprised of the formal review of strategic alternatives of the Company." Please revise to clarify who apprised the remaining members of the Board of the formal review of strategic alternatives.
12.    Refer to the following disclosure at the bottom of page 53:
"Representatives of the
       Company then delivered to representatives of Cravath and Centerview the Final Financial
       Model, the Variance Analysis and certain information that had been provided to Silver
       Lake. On March 5, 2024, representatives of Company management held a meeting with representatives of Centerview to discuss the Final Financial Model, the Variance Analysis and the information described above, with representatives of Latham and Cravath in attendance" (emphases added). Please revise your disclosure here, in your discussion of the Centerview opinion and financial analyses beginning on page 69, and in your discussion of the Company's financial forecasts beginning on page 78 as appropriate to describe such "certain information."
Recommendation of the Executive Committee; Reasons for the Mergers, page 61

13. We note that the defined terms "Public Stockholders" and "Unaffiliated Stockholders"
       appear to be used throughout your information statement interchangeably despite having different definitions. With a view towards disclosure, please explain to us the differences between these two terms. In this regard, also please reconcile the statement on page 61 referring to the Special Committee's determination that the Transactions "are in the best
 August 28, 2024
Page 4

       interests of, the Company and the Public Stockholders" with the statement on page 63 referring to the Special Committee's determination that the Transactions "were advisable, fair to and in the best interests of the Company and the Unaffiliated Stockholders." We
       further note similar discrepancies throughout your information statement, as well as a reference to "the Company and its public stockholders" on page 60.
14. Disclosure in this section indicates that the Executive Committee "determined that the
       Merger Agreement and the Transactions, including the Mergers, are fair and in the best interests of, the Company, its stockholders, including the Public
Stockholders   " "Public
       Stockholders" is defined on page 6 as "all of the holders of the issued and outstanding
       Shares, but excluding the SLP Holders and the Management Holders, their respective affiliates and any other stockholders of the Company affiliated with the Parent Entities or their respective affiliates." Please note that the staff considers officers and directors of the
       Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in
       Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase "Public Stockholders"
       applies to any other directors and officers of the Company who are not affiliated with the
       SLP Holders, the Management Holders or the Parent Entities. Disclosure regarding the
       Board's fairness determination with respect to the phrase "Public Stockholders," as opposed to unaffiliated holders of the Company, may not necessarily satisfy Item 8 of
       Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In contrast, we note that the definition of the term "Unaffiliated Stockholders," as disclosed on page 94, would appear to satisfy Item 8 of Schedule 13E-3.
15. We note your reference on page 62 to "Public Stockholders who receive the Merger
       Consideration." Please clarify whether there are any instances where Public Stockholders may receive Merger Consideration or some other form of consideration other than the
       Public Stockholder Consideration defined on page 8.
16. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d)
       and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of
       Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise this section to include the factors described in paragraphs (c) and
       (e) of Item 1014, as well as clauses (i) through (vii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Executive Committee. If the procedural safeguards in Item 1014(c)
       and (e) were not considered, please explain why the Executive Committee believes the
       Rule 13e-3 transaction is fair in the absence of such safeguards. To the extent that
       Executive Committee intends to rely on the Special Committee   s
analyses as opposed to
       providing its own analysis that satisfies the disclosure described in
Item 1014(b) of
       Regulation M-A, the Executive Committee must expressly adopt such discussion. See
       Question and Answer No. 20 in Exchange Act Release 17719. In such case, the Special
       Committee   s analyses must full address each of the above factors.
Currently, the Special
       Committee   s analyses only appear to address clauses (i), (ii) and
(vii) of Instruction 2 to
       Item 1014 and the factors described in paragraphs (c) and (d) of Item
1014.

       This comment also applies to the disclosure in the section captioned "Position of the SLP
 August 28, 2024
Page 5

       Entities and the Director Rollover Holders in Connection with the Mergers" beginning on page 94 with respect to clauses (iii), (iv), (vi) and (vii) of Instruction 2 to Item 1014 and
       the factor described in paragraph (e) of Item 1014.
Recommendation of the Special Committee; Reasons for the Recommendation, page
63

17. Refer to the list of risks and other countervailing factors that the Special Committee considered, beginning on page 67 of the information statement. With a view towards disclosure, please tell us whether the Executive Committee considered the fact that Silver
       Lake "was not interested in potential alternative opportunities involving a sale of
       Company securities by Silver Lake to a third party or entertaining bids for assets held by the Company," as disclosed on page 49.

       This comment also applies to the disclosure in the section captioned "Position of the SLP
       Entities and the Director Rollover Holders in Connection with the Mergers" beginning on page 94.
Opinion of Centerview, page 69

18. Refer to the list of materials that Centerview reviewed in connection with rendering its opinion and performing its related financial analyses at the top of page
70. The definition
       of "Financial Projections" on page 53 appears to include the Preliminary Financial
       Models, the Final Financial Model, and the Variance Analysis, but does not include the
       "FCF Allocation" described on page 56 as having been delivered to representatives of
       Centerview. Please reconcile the disclosure on page 70 with the statement on page 78 that
       "[t]he Final Financial Model, together with the FCF Allocation, was approved by the
       Special Committee and the Company's management for Centerview's use for purposes of performing its financial analyses" (emphasis added). In this regard, we also note disclosure on page 75 suggesting that the FCF Allocation was used in Centerview's financial analyses.
Summary of Centerview Financial Analysis, page 71

19. Please revise the subsection beginning on page 77 to include a summary of the second presentation made to the Special Committee on March 29, 2024, as described in the last paragraph of page 56.
20. Refer to the following disclosure on page 76: "In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to the Parent Entities or Silver Lake Technology Management, L.L.C.
       ('Sponsor'), the sponsor of the Parent Entities, and Centerview did not receive any compensation from the Parent Entities or Sponsor during such period." Please revise to address any material relationship that existed between Centerview and any of the SLP
       Holding Entities or any other filing persons. Refer to Item 1015(b)(4) of Regulation M-A.
Selected Public Comparable Companies Analysis, page 72

21. Please revise this section to explain how the selected companies were chosen for the selected public companies analysis. In addition, please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the enterprise value for each
 August 28, 2024
Page 6

       selected company that is the basis for the multiples disclosed on pages 72 and 73.
Opinion of Kroll, page 82

22. Disclosure in the Kroll, LLC opinion indicates that the "Kroll Opinion was furnished solely for the use and benefit of the Selling Funds LPAC and the Selling Funds General
       Partners in connection with their consideration of the Transactions and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without
       Kroll   s express consent." Similar disclosure appears in the fairness opinion itself. In
       addition, we note similar disclosure in the Houlihan Lokey Capital, Inc. opinion that
       "[t]his Opinion is furnished solely for the use of the GPs [...] and the Buying Funds [...] in
       connection with their evaluation of the Transaction and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Buying Funds or the GPs) or used for any other purpose without our prior written consent..."

       Please disclose in the information statement, if true, that each of Kroll, LLC and Houlihan
       Lokey Capital, Inc. has consented to the use of its materials in the filing.
Financing, page 90

23. We note your disclosure regarding the Preferred Equity Commitment Letters on page 92 of the information statement. Please revise to disclose any material conditions for each of these letters. Refer to Item 1007(b) of Regulation M-A.

       We note also your disclosure regarding the Debt Commitment Letter on pages 92-93.
       Please expand upon this disclosure to include a summary of the Debt Commitment Letter, including any material conditions, the collateral, and the stated and effective interest rates.
       Refer to Item 10 of Schedule 13E-3 and Item 1007(b) and Item 1007(d)(1) of Regulation
       M-A.
Position of the SLP Entities and the Director Rollover Holders in Connection with the Mergers, page 94

24. We note the disclosure in the first paragraph of this section including the statements that
       "[u]nder the SEC rules governing 'going-private' transactions, (i) each of the Parent
       Entities, the Merger Subs, the SLP Holding Entities and the Additional SLP Filing
       Entities [...] may be deemed to be affiliates of the Company and (ii) Ariel Emanuel,
       Patrick Whitesell and the Executive Holdcos [...] may be deemed to be affiliates of the
       Company and engaged in the going-private transaction and, therefore, be required to express their beliefs as to the fairness of the Mergers to the 'unaffiliated security
       holders' of the Company, as defined in Rule 13e-3(a)" and that "   SLP
Entities and the
       Director Rollover Holders are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act." We also note that:
           Mr. Shapiro has entered into the Shapiro Employment Agreement Amendment, the Shapiro A&R Employment Agreement;
           Mr. Shapiro is expected to remain an officer of the Surviving
Company;
 August 28, 2024
Page 7

              Mr. Shapiro is a party to a Rollover Agreement; and
              Mr. Shapiro will receive a new equity award in connection with the Mergers representing 1% of the issued and outstanding equity interests of the Company.
        Please provide your legal analysis of why you do not believe Mr. Shapiro is engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person, or revise. Refer to Compliance and
        Disclosure Interpretation 201.05 for Going Private Transactions, Exchange Act Rule 13e-
        3 and Schedule 13E-3.
25. Refer to the statement that "[t]he SLP Entities did not consider liquidation value as a factor because they consider the Company to be a viable going concern business and the trading history of the Company Common Stock to generally be an indication of its value as such and they have no present intention to liquidate the Company." Please reconcile this statement with disclosure elsewhere, such as on page 39, that "[i]n the event the
        Transactions do not close by the term loan maturity date or if [the Company is] unable to refinance or otherwise extend prior to maturity, [the Company does] not expect to have sufficient cash on hand to repay this term loan under the Credit Facilities, which raises
        substantial doubt about the Company   s ability to continue as a going
concern."
Where You Can Find More Information, page 176

26.     Note that neither Schedule 13E-3 nor Schedule 14C permits general
"forward
        incorporation" of documents to be filed in the future. The information statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the information statement must be amended to specifically list any such future filings. Please revise. See General Instruction F of
        Schedule 13E-3, Item 1 of Schedule 14C, and Note D of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-551-
3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions